CAPITAL INVESTMENT GROUP, INC.

Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets		
Current assets:		
Cash and cash equivalents	$ 2,941,806	$ 2,314,593
Receivable from clearing agent	439,968	460,599
Other receivables	942,218	1,109,651
Prepaid expenses	6,923	4,759
Current portion of notes receivable	3,333	4,834
Total current assets	4,334,248	3,894,436
Property and equipment, net	3,726	5,268
Goodwill - customer acquisition	300,000	300,000
Notes receivable, less current portion	2,000	3,333
	$ 4,639,974	$ 4,203,037
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	$ 1,616,649	$ 1,820,849
Accounts payable	172,140	180,378
Accrued retirement	12,000	12,000
Legal settlements - current portion	-	200,000
Total current liabilities	1,800,789	2,213,227
Legal settlements, less current portion	96,645	200,000
Total liabilities	1,897,434	2,413,227
Stockholders' equity:		
Common stock, no par value	6,000	6,000
Additional paid-in capital	181,376	181,376
Retained earnings	2,555,164	1,602,434
Total stockholders' equity	2,742,540	1,789,810
	$ 4,639,974	$ 4,203,037

See accompanying notes and auditors' opinion.